EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, par value $0.05 per share, of Nabors Industries Ltd. (this "Agreement"), is being filed, and all amendments thereto will be filed, by Värde Partners, Inc. as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 18, 2025

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ Andrew Malone
Name: Andrew Malone
Title: General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By: Värde Credit Partners G.P., L.P., its General Partner
By: Värde Credit Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ Andrew Malone
Name: Andrew Malone
Title: General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ Andrew Malone

Name: Andrew Malone
Title: General Counsel

THE VÄRDE SKYWAY MASTER FUND

By: Varde Skyway Fund GP LP, its General Partner
By: The Varde Skyway Fund UGP LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ Andrew Malone
Name: Andrew Malone
Title: General Counsel

VÄRDE PARTNERS, INC.

By: /s/ Andrew Malone
Name: Andrew Malone
Title: General Counsel

BRADLEY BAUER

By: /s/ Bradley Bauer